Bangkok Bank
ธนาคารกรุงเทพ

RECEIVED
2004 OCT 25 A 11:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

October 21, 2004

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04045701

SUPPL

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the resolutions of the Board of Directors and the 2004 third-quarter unreviewed financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

dlo 10/25

Audit and Control Division
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

ธนาคารกรุงเทพ
Bangkok Bank

RECEIVED

2004 OCT 25 A 11: 50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 20, 2004
Ref: OP.200/2004

Re: Declaration of Dividend Payment

To: The President
The Stock Exchange of Thailand

At the meeting of the Board of Directors of Bangkok Bank Public Company Limited No. 7/2547 held on October 20, 2004, starting at 14.10 hrs. and ending at 17.35 hrs., the following resolutions have been adopted:

1. that the interim dividends on ordinary shares be paid from the profit of the operating result of the first half of the year 2004 at the rate of Baht 0.75 per share.
2. that the interim dividend payment be made to ordinary shareholders on November 19, 2004.
3. that the share register book be closed from 12.00 p.m. of November 5, 2004 for the purpose of ascertaining entitlement to dividends.
4. that the dividends on the Class A preferred shares (totaling 131,655 shares with an issued price of Baht 100,000.00 each) be paid at the amount of Baht 21,750,127.40 being equal to the interest payment on the Group 1 Subordinated Bonds for period 1 of 2004, and the additional dividends be paid at the rate of Baht 1.00 per share amounting to Baht 131,655.00, being a total payment of Baht 21,881,782.40 (approximately at the rate of Baht 166.21 per share) on November 19, 2004; and that the interest payment on the Group 1 Subordinated Bonds for period 2 of 2004 be paid at the amount of Baht 44,466,927.12 on January 1, 2005, according to the terms and conditions of the Capital Augmented Preferred Securities (CAPS).

Please be advised accordingly.

Yours faithfully
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 685-7875 โทรสาร (662) 685-7859 www.bangkokbank.com
Bangkok Bank Public Company Limited (Bor.Mor.Jor. 111)
333 Silom Road Bangkok10500 Thailand Tel.(662) 685-7875 Fax.(662) 685-7889 www.bangkokbank.com

Summary Statement of Assets and Liabilities *

C.B. 1.1

As of 30 September, 2004

ASSETS	Baht
Cash	19,126,099,929.26
Interbank and money market items	127,997,563,822.29
Securities purchased under resale agreements	35,000,000,000.00
Investment in securities, net (with obligations Baht 151,577,292,000.00)	339,009,910,382.41
Credit advances (net of allowance for doubtful accounts)	787,577,529,438.89
Accrued interest receivables	1,247,263,184.07
Properties foreclosed, net	29,562,124,432.24
Customers' liabilities under acceptances	1,035,730,013.48
Premises and equipment, net	29,226,336,817.62
Other assets	10,147,530,117.36
Total Assets	1,379,930,088,137.62
Customers' liabilities under unmatured bills	10,806,572,641.40
Total	1,390,736,660,779.02
LIABILITIES	
Deposits	1,172,158,196,325.38
Interbank and money market items	29,088,200,469.63
Liabilities payable on demand	5,046,609,984.47
Securities sold under repurchase agreements	-
Borrowings	40,073,491,174.08
Bank's liabilities under acceptance	1,035,730,013.48
Other liabilities	20,129,299,794.70
Total Liabilities	1,267,531,527,761.74
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	56,346,232,013.75
Other reserves and profit and loss account	36,963,899,422.13
Total Shareholders' Equity	112,398,560,375.88
Total Liabilities and Shareholders' Equity	1,379,930,088,137.62
Bank's liabilities under unmatured bills	10,806,572,641.40
Total	1,390,736,660,779.02
Non-Performing Loans for the quarter ended September 30, 2004	
(19.19% of total loans before allowance for doubtful accounts)	177,251,957,872.99
Required provisioning for loan loss for the quarter ended September 30, 2004	86,486,289,690.61
Actual allowance for doubtful accounts	127,041,551,581.38
Loans to related parties	38,985,260,189.80
Loans to related asset management companies	5,789,960,000.00
Loans to related parties due to debt restructuring	55,252,928,541.81
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	13,164,183,450.00
Legal capital fund	120,208,405,754.02
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	14,652,385,138.65
Total liabilities	110,281.06
Significant contingent liabilities	
Avals to bills and guarantees of loans	12,696,393,874.70
Letters of credit	35,852,083,870.03

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

	"Unreviewed" As at September 30, 2004	"Audited" As at December 31, 2003	Increase(Decrease)	Baht : '000 %
Assets				
Cash	19,126,100	28,239,949	(9,113,849)	(32.3)
Interbank and money market items	127,997,564	113,357,615	14,639,949	12.9
Securities purchased under resale agreements	35,000,000	77,094,000	(42,094,000)	(54.6)
Investment in securities, net	339,009,911	355,751,445	(16,741,534)	(4.7)
Loans	914,484,134	848,858,840	65,625,294	7.7
Accrued interest receivables	1,247,263	1,032,343	214,920	20.8
Less Allowance for doubtful accounts and for debt restructuring	(126,906,605)	(135,378,952)	8,472,347	6.3
Properties foreclosed, net	29,562,124	26,007,864	3,554,260	13.7
Customers' liabilities under acceptances	1,035,730	1,139,412	(103,682)	(9.1)
Premises and equipment, net	29,226,337	29,878,804	(652,467)	(2.2)
Other assets	10,147,530	12,867,658	(2,720,128)	(21.1)
Total Assets	1,379,930,088	1,358,848,978	21,081,110	1.6
Liabilities				
Deposits	1,172,158,196	1,114,909,898	57,248,298	5.1
Interbank and money market items	29,088,201	38,166,283	(9,078,082)	(23.8)
Liabilities payable on demand	5,046,610	6,743,281	(1,696,671)	(25.2)
Borrowings	40,073,491	77,622,828	(37,549,337)	(48.4)
Bank's liabilities under acceptances	1,035,730	1,139,412	(103,682)	(9.1)
Other liabilities	20,129,300	18,038,747	2,090,553	11.6
Total liabilities	1,267,531,528	1,256,620,449	10,911,079	0.9
Shareholders' Equity				
Paid-up share capital	19,088,429	19,088,429	-	0.0
Reserves and net profit after appropriation	56,346,232	49,636,816	6,709,416	13.5
Other reserves and profit and loss account	36,963,899	33,503,284	3,460,615	10.3
Total Shareholders' Equity	112,398,560	102,228,529	10,170,031	9.9
Total Liabilities and Shareholders' Equity	1,379,930,088	1,358,848,978	21,081,110	1.6

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

(UNAUDITED)

Baht : '000

		2004	2003	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		8,877,311	7,635,514	1,241,797	16.3
Interest on interbank and money market items		619,109	658,249	(39,140)	(5.9)
Investments		2,447,973	3,102,884	(654,911)	(21.1)
Total interest and dividend income		11,944,393	11,396,647	547,746	4.8
Interest expenses					
Interest on deposits		2,488,365	2,858,331	(369,966)	(12.9)
Interest on interbank and money market items		90,179	89,763	416	0.5
Interest on borrowings		930,157	2,506,386	(1,576,229)	(62.9)
Total interest expenses		3,508,701	5,454,480	(1,945,779)	(35.7)
Net interest and dividend income		8,435,692	5,942,167	2,493,525	42.0
Bad debt and doubtful accounts					
and loss on debt restructuring		1,170,051	1,079,716	90,335	8.4
Non-interest income					
Gain on investments, net		(382,485)	1,640,215	(2,022,700)	(123.3)
Fees and service income		3,120,598	3,037,893	82,705	2.7
Gain on exchange, net		631,225	566,850	64,375	11.4
Other income		783,736	345,399	438,337	126.9
Total non-interest income		4,153,074	5,590,357	(1,437,283)	(25.7)
Non-interest expenses					
Personnel expenses		2,117,487	2,376,472	(258,985)	(10.9)
Premises and equipment expenses		1,222,500	1,051,044	171,456	16.3
Taxes and duties		497,576	528,243	(30,667)	(5.8)
Fees and service expenses		546,575	440,097	106,478	24.2
Contributions to the Financial Institutions					
Development Fund		1,089,699	1,036,010	53,689	5.2
Other expenses		1,311,970	1,475,162	(163,192)	(11.1)
Total non-interest expenses		6,785,807	6,907,028	(121,221)	(1.8)
Income before income tax		4,632,908	3,545,780	1,087,128	30.7
Income tax expenses		-	-	-	
Net income		4,632,908	3,545,780	1,087,128	30.7
Earnings per share	**Baht**	2.43	2.42	0.01	0.4
Weighted average number of					
ordinary shares	**Thousand shares**	1,908,697	1,466,496	442,201	30.2

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

(UNAUDITED)

Baht : '000

		2004	2003	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		25,119,277	24,352,332	766,945	3.1
Interest on interbank and money market items		1,953,327	2,798,224	(844,897)	(30.2)
Investments		7,830,287	9,131,825	(1,301,538)	(14.3)
Total interest and dividend income		34,902,891	36,282,381	(1,379,490)	(3.8)
Interest expenses					
Interest on deposits		7,390,354	10,555,823	(3,165,469)	(30.0)
Interest on interbank and money market items		298,519	301,614	(3,095)	(1.0)
Interest on borrowings		4,181,230	7,542,729	(3,361,499)	(44.6)
Total interest expenses		11,870,103	18,400,166	(6,530,063)	(35.5)
Net interest and dividend income		23,032,788	17,882,215	5,150,573	28.8
Bad debt and doubtful accounts and loss on debt restructuring		3,232,085	3,421,662	(189,577)	(5.5)
Non-interest income					
Gain on investments, net		79,929	3,655,348	(3,575,419)	(97.8)
Fees and service income		8,997,276	8,548,025	449,251	5.3
Gain on exchange, net		1,946,149	1,936,772	9,377	0.5
Other income		1,688,752	844,556	844,196	100.0
Total non-interest income		12,712,106	14,984,701	(2,272,595)	(15.2)
Non-interest expenses					
Personnel expenses		6,334,976	6,471,512	(136,536)	(2.1)
Premises and equipment expenses		3,488,794	3,335,946	152,848	4.6
Taxes and duties		1,450,990	1,568,833	(117,843)	(7.5)
Fees and service expenses		2,126,785	1,319,525	807,260	61.2
Contributions to the Financial Institutions Development Fund		3,185,474	3,049,701	135,773	4.5
Other expenses		3,680,578	5,508,562	(1,827,984)	(33.2)
Total non-interest expenses		20,267,597	21,254,079	(986,482)	(4.6)
Income before income tax		12,245,212	8,191,175	4,054,037	49.5
Income tax expenses		-	-	-	
Net income		12,245,212	8,191,175	4,054,037	49.5
Earnings per share	**Baht**	6.42	5.59	0.83	14.8
Weighted average number of ordinary shares	**Thousand shares**	1,908,565	1,466,496	442,069	30.1

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 5

Summary of Financial Results for the Quarter ended September 30, 2004,

Bangkok Bank Public Company Limited

Significant items in the third quarter of 2004

In the third quarter of 2004, Bangkok Bank recorded a net profit of Baht 4.6 billion, an increase of Baht 1.1 billion, or 30.7 percent, compared with the third quarter of 2003. The increase in the net profit is attributable to an increase in net interest and dividend income of Baht 2.5 billion, and a decrease of Baht 121 million in non-interest expenses. Non-interest income decreased by Baht 1.4 billion.

Net loans as at the end of the third quarter 2004 amounted to Baht 787.6 billion, an increase of Baht 74.1 billion from year-end 2003. Total deposits amounted to Baht 1,172.2 billion, an increase of Baht 57.3 billion.

Major items on the balance sheet

Total assets, as of September 30, 2004, amounted to Baht 1,379.9 billion, an increase of Baht 21.1 billion, or 1.6 percent, compared with December 31, 2003. This consisted of:

Cash, as of September 30, 2004, amounted to Baht 19.1 billion, a decrease of Baht 9.1 billion, or 32.3 percent, compared with that on December 31, 2003, when a higher amount of cash is normally set aside for the festive season.

Interbank and money market assets as of September 30, 2004 amounted to Baht 128.0 billion, an increase of Baht 14.6 billion, or 12.9 percent, from December 31, 2003. This was due to an increase in the Bank's deposits at other financial institutions.

Securities purchased under resale agreements amounted to Baht 35.0 billion, a decrease of Baht 42.1 billion from December 31, 2003. This was due to the Bank's liquidity management activities.

Net investments as of September 30, 2004 amounted to Baht 339.0 billion, a decrease of Baht 16.7 billion, or 4.7 percent, from that on December 31, 2003; with investments in debt instruments amounting to Baht 306.9 billion, a decrease of Baht 15.7 billion, and investments in equities totaling Baht 32.1 billion, a decrease of Baht 1 billion.

Loans as of September 30, 2004 amounted to Baht 914.5 billion, an increase of Baht 65.6 billion, or 7.7 percent, from December 31, 2003. Total loan loss reserves amounted to Baht 126.9 billion, a decrease of Baht 8.5 billion compared with that on December 31, 2003.

As of September 30, 2004, the Bank had loans and accrued interest receivables, classified in accordance with the directives of the Bank of Thailand dated February 28, 2003, and respective reserves as follows:

(billion Baht)

	Loans and Accrued Interest Receivable*	Loans and Accrued Interest Receivable Net of Collateral Permitted by BOT *	% Required by BOT	Reserves ** Recorded by Bank
1.1 Allowance for doubtful accounts from classified loans				
Normal	707.1	372.0	1	3.7
Special Mentioned	31.6	11.5	2	0.2
Substandard	7.9	2.5	20	0.5
Doubtful	64.9	39.2	50	19.6
Doubtful of Loss	105.0	50.5	100	50.5
Total	916.6	475.7		74.5
1.2 Revaluation allowance for debt restructuring				11.9
Total 1.1 and 1.2				86.4
Allowance established in excess of BOT's regulations				28.5
Total allowance for doubtful accounts and revaluation allowance for debt restructuring				114.9

* Excluding interbank and money market items amounting to Baht 9.2 billion
** Excluding allowance for doubtful accounts on interbank and money market items, amounting to Baht 134.9 million.

During the third quarter the Bank restructured loans of Baht 8.9 billion. Non-performing loans, as of September 30, 2004, (including interbank and money market items), defined as per the Bank of Thailand's regulations, were as follows:

	(billion Baht)
Non- performing loans (NPL)	177.3
Total loans used for NPL ratio calculation	923.7
NPL as percentage of total loans	19.2

Net foreclosed properties, as of September 30, 2004, amounted to Baht 29.6 billion, an increase of Baht 3.6 billion, or 13.7 percent, from December 31, 2004. This was due to additional transfers of foreclosed properties from debtors to the Bank.

Liabilities, as of September 30, 2004, totaled Baht 1,267.5 billion, an increase of Baht 10.9 billion, or 0.9 percent, from December 31, 2003. This consisted of:

Total deposits amounted to Baht 1,172.2 billion, an increase of Baht 57.3 billion, or 5.1 percent, from December 31, 2003.

Interbank and money market liabilities declined by Baht 9.1 billion, or 23.8 percent to Baht 29.1 billion.

Borrowings, as of September 30, 2004, totaled Baht 40.1 billion, a decrease of Baht 37.5 billion, or 48.4 percent, from that on December 31, 2003. The decrease was primarily due to the redemption of Capital Augmented Preferred Securities (CAPS), amounting to Baht 28.4 billion, and the repayment of subordinated convertible debentures of Baht 9.8 billion which matured in March 2004.

Net shareholders' equity, as of September 30, 2004, totaled Baht 112.4 billion, an increase of Baht 10.2 billion, or 9.9 percent, from December. The increase in net shareholders' equity was in part due to the profit of Baht 12.2 billion for the nine-month period of 2004.

As of September 30, 2004, the Bank's capital adequacy ratio and Tier 1 capital ratio, using the Bank of Thailand's definition, were approximately 13.2 percent and 9.7 percent, respectively. With the inclusion of the net profits for the nine-month period of 2004 ending September 30, 2004, the Bank's capital adequacy ratio and Tier 1 capital ratio would be approximately 14.6 percent and 11.1 percent, respectively.

Major items in the statement of income for the third quarter ended September 30, 2004

In the quarter ended September 2004, the net profit was Baht 4.6 billion, an increase of Baht 1.1 billion, or 30.7 percent, from the same period in 2003. Significant items for the third quarter, ending September 30, 2004, were as follows:

Net interest and dividend income for the period was equal to Baht 8.4 billion, an increase of Baht 2.5 billion, or 42.0 percent, from the same period in 2003. This was a result of both increase in interest and dividend income and a decrease in interest expenses.

The Bank's interest and dividend income increased by Baht 548 million or 4.8 percent to Baht 11.9 billion, largely as a result of growth in business volume.

Interest expenses totaled Baht 3.5 billion, a decrease of Baht 1.9 billion, or 35.7 percent, from that in the third quarter of 2003, partly due to a decline in deposit interest rates and partly due to the decrease in interest expenses on the partial redemption of the Capital Augmented Preferred Securities (CAPS), the adjustment of terms on the remaining CAPS, as well as the repayment of the subordinated convertible debentures that had matured.

In the third quarter of 2004, provisions for bad debts and doubtful accounts and for losses-on-debt restructuring totaled Baht 1.2 billion, an increase of Baht 90 million from that in the third quarter of 2003.

Non-interest income totaled Baht 4.2 billion, a decrease of Baht 1.4 billion, or 25.7 percent, from the third quarter of 2003 with the significant items as follows:

In the third quarter 2004, the Bank posted net loss-on-investments of Baht 382 million, compared to a net profit of Baht 1.6 billion, a decline of Baht 2.0 billion or 123.3 percent, from that in the third quarter of 2003, due to a decline of Baht 1.8 billion in profit-from-sales of debt instruments and a loss of Baht 459 million from impairment of investments.

Net fees and service income amounted to Baht 3.1 billion, an increase of Baht 83 million, or 2.7 percent, from the third quarter of 2003.

The Bank's non-interest expenses totaled Baht 6.8 billion, an increase of Baht 121.0 million, or 1.8 percent, from that in the third quarter of 2003. The result was due to a decrease of Baht 300 million in expenses for the Bank's early retirement program, a decrease of Baht 171 million in damages from legal proceedings, and an increase of Baht 211 million in provisioning for impairment of foreclosed assets.

Continued loan growth helps fuel 49.5% increase in net profit for Bangkok Bank

Continued loan growth, improved net interest income, and a rise in fee income contributed to a 49.5 percent increase in net earnings for Bangkok Bank in the nine months ended September 2004, compared with the same period in 2003.

Net earnings rose from Baht 8.2 billion for the nine months ended September 2003 to Baht 12.2 billion for the same period this year.

Quarter-on-quarter, net earnings rose by 7.9 percent, rising from Baht 4.3 billion for the quarter ended June to Baht 4.6 billion for the September quarter.

Gross loans rose by 10.3 percent, on an annualized basis, from Baht 848.9 billion as of December 2003 to Baht 914.5 billion. Over the nine-month period there was steady growth in loan demand from all main sectors – corporate, SME and consumer. Loan growth continued to be positive in the third quarter however it grew at a slightly slower rate than in the first half of the year. .

For the nine-month period interest income declined by Baht 1.4 billion, while interest expenses fell by Baht 6.5 billion, therefore net interest income rose by Baht 5.2 billion or 28.8 percent. The main reason for the Bank's reduced cost of funding was the partial redemption and adjustment to the terms of Capital Augmented Preferred Securities (CAPS) in April 2004.

Fee income increased by 5.3 percent from Baht 8.6 billion to Baht 9.0 billion for the nine-months reflecting increased take up of fee based products and services.

Non-interest income declined over the same period by Baht 2.3 billion, mainly due to decline in gains on investments, while non-interest expenses fell by Baht 1.0 billion to Baht 20.3 billion.

Non-performing loans continued to decline, down from Baht 185.4 billion at the end of June 2004, to Baht 177.3 billion at the end of September 2004, which is equivalent to 19.2 percent of total loans. The Bank set aside provisioning of Baht 1.2 billion in loan loss reserves, with total loan loss reserves now amounting to Baht 126.9 billion or 71.6 percent of non-performing loans.

Despite low interest rates, deposits continued to rise. For the year-to-date deposits rose by Baht 57.3 billion to Baht 1,172.2 billion, while loans rose by 65.6 billion. The loan-to-deposit ratio increased from 76.1 percent as of December 2003 to 78.0 percent at the end of September 2004. Total assets increased by Baht 21.1 billion to Baht 1,379.9 billion or 1.6 percent from the end of last year.

Shareholders' equity rose by 9.9 percent to Baht 112.4 billion at the end of September 2004.

Bangkok Bank's capital adequacy ratio at the end of September, including the third quarter profit, was approximately 14.6 percent, while the Tier 1 capital ratio was approximately 11.1 percent.

<u>October 20, 2004</u>